Mail Stop 6010

July 20, 2007

Via U.S. Mail and Fax (212) 391-2751

Ms. Sharon Tang
Chief Financial Officer
Advanced Battery Technologies, Inc.
21 West 39th Street, Suite 2A
New York, New York 10018

> **Re:**   **Advanced Battery Technologies, Inc.**
> **Form 10-KSB for year ended December 31, 2006**
> **Filed April 16, 2007**
> **Form 10-QSB for quarter ended March 31, 2007**
> **File No. 000-13337**

Dear Ms. Tang:

We have reviewed your filings and response letter dated June 21, 2007 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that your new independent auditors are based in New Jersey while your
        principal operations are in China. Please respond to the following:

        •   Tell us where your accounting records are located, including the language in
            which your accounting records are maintained and on what basis of GAAP.

        •   Tell us where the audit fieldwork was performed (including who specifically
            performed that fieldwork). Describe the extent to which fieldwork in China
            was performed by employees of your US based auditors. Identify any other
            audit firms participating in that fieldwork and describe the extent of their
            participation.

        •   If your auditors relied on the work of another accounting firm to perform
            work in China, please have your auditors tell us how they satisfied the
            relevant requirements of the PCAOB in determining that such reliance was
            appropriate, including how they determined that it was not necessary to make
            reference to the other firm in their audit report.

        •   Please fully describe your internal expertise in US GAAP; and, identify who
            at your company takes responsibility for determining how to appropriately
            apply US GAAP in preparing your financial statements.

        •   If the accounting records and supporting documents are in other than English,
            tell us how your auditors were able to read those documents. Fully describe
            your auditors' expertise in reading and speaking Chinese. Specifically
            address audit firm employees assigned to your account.

        Overall, the response should fully explain how the US based auditors were able to
        successfully complete the audits of the Chinese operations.

Financial Statements

Consolidated Balance Sheet, page F-3

2.   The equity section of your balance sheet as of December 31, 2006 reports a
        significant amount for deferred compensation related to common stock granted to
        employees. Upon adoption of SFAS 123(R) you were required to eliminate
        deferred stock-based compensation related to employees against the appropriate

equity accounts. Please revise all future filings to eliminate all deferred stock-based compensation for employees against paid in capital. You should continue to make all relevant footnote disclosures as required by SFAS 123(R), including but not limited to, the amount of unrecognized employee stock based compensation, amortization included in earnings for each period and the amortization periods. You should also continue to amortize unrecognized employee stock-based compensation over the appropriate periods with charges to expense and credits to paid-in-capital.

Consolidated Statements of Operations, page F-4

3.   We see that you recorded an impairment loss for goodwill in other income and expenses. Goodwill impairment related to your continuing operations is an operating expense. Please reclassify to include the charge in income from operations in all future filings.

Note 2, Summary of Significant Accounting Polices, page F-7

Prepaid Consulting Services, page F-9

4.   Your consulting arrangements have unusually lengthy terms with some extending to ten years. In future filings disclose the actual amortization periods in use. Provide sufficient detail so that investors can understand the impact of the unusually lengthy amortization periods. Show us what you plan to disclose.

Note 6. Goodwill, page F-15

5.   You disclose that you determined that the fair market value of some of your machinery and equipment was below book value. Please tell us whether you recorded impairment of that property and equipment under SFAS 144. If you did not, please tell us why and support your rationale with specific reference to the requirements of SFAS 144.

6.   You disclose in Note 5 a method through which you assess the recoverability of goodwill. The method you describe appears to be that applied to long-lived assets under the scope of SFAS 144. With respect to goodwill, please tell us how your method is consistent with the guidance from paragraphs 19 through 21 to SFAS 142. Show us that you appropriately applied that guidance in measuring the

goodwill impairment.   We may have further comment on disclosure once we better understand how you measured the goodwill impairment recorded in 2006.

Note 10. Equity Incentive Plans, page F-18

7.   You are amortizing unearned compensation related to common shares issued to employees over an unusual lengthy period of 18.5 years. Stock-based compensation for shares granted to employees is normally amortized over the vesting period. Please tell us the vesting periods of the shares as specified in the grants. Also fully describe the basis in SFAS 123(R) for the 18.5 year life assigned to unearned employee stock-based compensation. We may have further comment once we review your response.

Exhibits, page 19

Item 15. Exhibits, page 93

8.   It appears you have an open registration statement on Form S-8. Please tell us why the Form 10-KSB does not include consents for incorporation of audit reports from the current and predecessor auditors in that Form S-8. Refer to S-B Item 601 and the instructions to Exhibit 23 for guidance.

Form 10-QSB as of March 31, 2007

Financial Statements, beginning on page 2

9.   We see the significant change in accumulated other comprehensive income during the first quarter of 2007. In future quarterly filings please disclose a measure total comprehensive income for each period presented. Refer to paragraph 27 to SFAS 130.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant